UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*

NUWAVE TECHNOLOGIES, INC.
 (Name of Issuer)

COMMON STOCK, $.01 PAR VALUE, UNDERWRITER AND/OR PLACEMENT AGENT COMMON STOCK AND WARRANTS COMPENSATION AND PUBLIC WARRANTS
 (Title of Class of Securities)

67065M-10-2
 (CUSIP Number)

ANDREA KRAMER, ROAN/MEYERS ASSOCIATES, L.P., 17 STATE STREET, 19TH FLOOR, NEW YORK, NY 10004, 212-742-4200
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

06/15/00
 (Date of Event which Requires Filing of this Statement)



CUSIP No.  67065M-10-2


1.
Bruce Meyers


2.
(a)
Not Applicable
(b)
Not Applicable


3.
SEC Use Only


4.
PF


5.
Not Applicable


6.
United States of America

Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power
1,147,080



8.
Shared Voting Power

Not Applicable



9.
Sole Dispositive Power

1,147,080



10.
Shared Dispositive Power

Not Applicable


11.
Aggregate Amount Beneficially Owned by Each Reporting Person

1,147,080


12.
Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)

Not Applicable


13.
Percent of Class Represented by Amount in Row (11)

10.8


14.
Type of Reporting Person (See Instructions)

IN

Item 1.
Security and Issuer

SECURITIES:
COMMON STOCK, $.01 PAR VALUE (SYMBOL - WAVE)
ISSUER:
NUWAVE TECHNOLOGIES, INC., ONE PASSAIC AVENUE, FAIRFIELD, NY 07004



Item 2.
Identity and Background

(a)
Bruce Meyers

(b)
315 East 86th Street, Suite 17GE, New York, NY 10028

(c)
Investment Banker, Roan/Meyers Associates, L.P., 17 State
Street, 19th Floor, New York, NY 10004

(d)
Not Applicable

(e)
Not Applicable

(f)
United States of America

Item 3.
Source and Amount of Funds or Other Consideration

Personal Funds

Item 4.
Purpose of Transaction

The purpose of holding these securities is to achieve long-term capital gains. Bruce Meyers has no plans or proposals to report relating to the Issuer.

(a)
Bruce Meyers may convert Warrants into Common stock or may acquire or dispose of shares of Common stock and/or publicly traded Warrants from time to time in the marketplace for such securities, depending upon market conditions, personal tax considerations, etc.

(b)
Not Applicable

(c)
Not Applicable

(d)
Not Applicable

(e)
Not Applicable

(f)
Not Applicable

(g)
Not Applicable

(h)
Not Applicable

(i)
Not Applicable

(j)
Not Applicable

Item 5.
Interest in Securities of the Issuer

(a)
The aggregate number of shares of Common stock, assuming the exercise of all Warrants, is 1,147,080. This number, which represents 10.8 % of the Common Stock, is derived as follows:
1. Janssen/Meyers Associates, L.P., Financial Consultant, Underwriter and Private Placement Agent to the Issuer, received compensation in part in the form Warrants to purchase Common stock at various exercise prices, adjusted for dilution. Such compensation has been redistributed to the General Partner of Janssen/Meyers Associates, L.P. and reallocated to individual partners, including Bruce Meyers. The following information is reported only with reference to the holdings of Bruce Meyers.
a. Financial Consultant Warrants:
Warrants to Purchase 27,546 shares of Common Stock at $4.00/share with an exercise expiration date of 03/03/03.
b. Initial Public Offering Warrants
Various Units Consisting of Warrants to Purchase Common Stock, all of which Warrants expire on 05/11/03:
Unit #1
 1. Warrants to Purchase 78,917.2 shares of Common Stock at an exercise price of $2.59/share, and
 2. Warrants to Purchase 59,188.9 shares of Common Stock at an exercise price of $3.24/share.
Unit #2
 1. Warrants to Purchase 10,320.9 shares of Common Stock at an exercise price of $3.06/share, and
 2. Warrants to Purchase 7,740.7 shares of Common Stock at an exercise price of $3.24/share.
Unit #3
 1. Warrants to Purchase 8,680.4 shares of Common Stock at an exercise price of $2.90/share, and
 2. Warrants to Purchase 6,510.3 shares of Common Stock at an exercise price of $3.24/share.
Unit #4
 1. Warrants to Purchase 3,832.5 shares of Common Stock at an exercise price of $2.60/share, and
 2. Warrants to Purchase 2,874.3 shares of Common Stock at an exercise price of $3.24/share.
Unit #5
 1. Warrants to Purchase 3,635.0 shares of Common Stock at an exercise price of $2.50/share, and
 2. Warrants to Purchase 2,726.3 shares of Common Stock at an exercise price of $3.24/share.
Unit #6
 1. Warrants to Purchase 5,145.2 shares of Common Stock at an exercise price of $2.55/share, and
 2. Warrants to Purchase 3,858.9 shares of Common Stock at an exercise price of $3.24/share.
c. Placement Agent Warrants:
Warrants to Purchase 117,484.2 shares of Common Stock at an exercise price of $3.16/share and Warrants to Purchase 58,742.1 shares of Common Stock at an exercise price of $3.95/share. All such Warrants have an exercise expiration date of 03/14/05.
2. Open Market Purchases by Bruce Meyers
  From time to time, Bruce Meyers has purchased in the open market for his own account shares of Common Stock and Publicly Traded Warrants. At present, Bruce Meyers owns 184,100 shares of Common Stock (WAVE), 73,104 WAVEZ Warrants and 11,700 WAVEW Warrants so purchased.
3. Private Placement Purchases by Bruce Meyers
 Bruce Meyers purchased Private Placement Units for his personal account on the same terms and conditions offered to all other accredited investors who may have participated in the Private Placement Offering.. These transactions provide for the ownership interest in 270,270 shares of Common Stock and 202,703 WAVEZ Warrants.
4. Other Accounts
 The Bruce Meyers Keogh Money Purchase Pension Plan has acquired 7,000 shares of Common Stock and 1,000 WAVEW Warrants through open market purchases.

(b)
Bruce Meyers has sole power over all reported Common Stock owned and over the decision whether to exercise any or all Warrants owned to Common Stock at any time while such Warrants are extant on payment of required exercise price.

(c)

Not Applicable

(d)

Not Applicable

(e)

Not Applicable


Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not Applicable

Item 7.
Material to Be Filed as Exhibits

Not Applicable

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date : June 22, 2000


Signature:    /s/ Bruce Meyers
Name/Title:       Bruce Meyers







Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)